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                                                                                              EXHIBIT 12
                               OHIO POWER COMPANY
               Computation of Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                                  Year Ended December 31,
                                                       1998      1999       2000      2001      2002
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . .  $ 33,663   $ 25,506   $ 22,901  $ 19,898  $  9,421
  Interest on Other Long-term Debt . . . . . . . .    38,520     49,125     58,605    61,960    68,895
  Interest on Short-term Debt. . . . . . . . . . .     5,821      8,327      8,614    14,628     6,942
  Miscellaneous Interest Charges . . . . . . . . .     4,617      5,016     34,417     4,806     5,115
  Estimated Interest Element in Lease Rentals. . .    59,300     53,400     51,600    48,200    47,100
        Total Fixed Charges. . . . . . . . . . .    $141,921   $141,374   $176,137  $149,492  $137,473

Earnings:
  Income Before Extraordinary Item     . . . . . .  $209,925   $212,157   $102,613  $165,793  $220,023
  Plus Federal Income Taxes. . . . . . . . . . . .   112,087    130,814    208,737    83,990   103,875
  Plus State and Local Income Taxes. . . . . . . .     2,742      1,677     (3,058)   15,003    27,716
  Plus Fixed Charges (as above). . . . . . . . . .   141,921    141,374    176,137   149,492   137,473
       Total Earnings. . . . . . . . . . . . . . .  $466,675   $486,022   $484,429  $414,278  $489,087

Ratio of Earnings to Fixed Charges . . . . . . . .      3.28       3.43       2.75      2.77      3.55
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